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Eastcoasterdam Gardens

Legal Cannabis

2 Juniper Street
Winchendon, MA 01475
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THE PITCH
Eastcoasterdam Gardens is seeking investment to to construct and launch EastCoasterDam Gardens Cultivation Facility & Brand in the state of
Massachusetts.
Renovating LocationFirst Location
THIS OFFERING IS BEING CONDUCTED ON AN EXPEDITED BASIS PURSUANT TO THE SEC'S TEMPORARY REGULATORY COVID-19 RELIEF.
REVIEW SPECIFICS
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OUR STORY

Eastcoasterdam Gardens is an integrated cannabis cultivation and extraction company operating in an underserved region of northern
Massachusetts. Our team is dedicated to bringing high quality artisanal cannabis flower and solventless products to the adult use market. We
have over 40 years of cannabis experience in different areas in the industry. The core team is comprised of business professionals with a
provable track record in cultivation, micro-biology, molecular biology, manufacturing, distribution, sales, law, and business development.

Strategically located in Winchendon, MA
Highly experienced management, compliance and operational team with deep bench strength
Vastly structured with an aggressive growth strategy through multiple revenue streams
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MILESTONES TO DATE

Our team has been heavily involved in the recreational cannabis space for the last decade, building strong strategic relationships across
distribution, marketing, press, and regulatory channels.

Provisional License and HCA agreements secured, with buildout commencing pending funding secured
Podcast Co-Creator/ Co-Host of The Joint Committee. An East Coast Cannabis Podcast which highlights local cultivators and companies in the
cannabis scene.
Creator of @EastCoasterDam of Instagram and Twitter (100k+ following via social media) a cannabis Pioneer/Influencer in the industry
Featured in High Times Magazine February 2015, August 2016, March 2017
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PRESS
Anticipation grows for cannabis businesses in Winchendon

Though adult marijuana retail was approved by voters and five businesses have submitted applications for licenses to the state...

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THE TEAM
Wendell Orphe

Founder and CEO

Wendell Orphe comes to the table with over a decade of experience in molecular biology, research, and assay development in the cannabis space. Majoring in Biomedical Lab and Clinical Sciences at Boston University, Wendell went on to found and launch Curated Leaf Services in August 2017 as a holdings company for PhenoXpress, a successful cannabis genetic testing company currently in operations.

His passion for cannabis research and science lead him to develop robust PCR assays that detect microbial on cannabis based on specificity and sensitivity.

Joseph Lupo
Co-founder & Cultivation Director

As a cofounder of Mantis Management Group, Joseph Lupo brings operational experience to drive our strategic execution. Joseph leads management of warehouse operations, sales and distribution, accounting and marketing.

He currently holds 5 patents relevant to the recreational and medical cannabis space (4 US, 1 EU).

Brett Sprau
Legal / Business Development

With over 15 years of business and account development experience, Brett has cultivated an extensive network of parallel business relationships, including executives of local universities and medical facilities in Boston seeking participation and desiring to create mutually beneficial business relationships.

Brett holds a Juris Doctorate of Law from Widener University Commonwealth Law School and oversees the regulatory compliance and business development side of the business.

Jason Dupont
Solventless Extraction Lead

Founder/operator of Colorado Leaf, one of the first adult use wholesale cultivation facilities in Colorado, Jason has done extensive work with multiple MSO's; GTI and GGB as Vice President. He's published multiple solventless SOP's for Rhode Island medical cannabis facilities and has been featured in multiple issues of Marijuana Venture and Cannabis Business Times for experience with numerous cannabis start ups and cultivation.

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JULY 2021
Phase One Funding

Launching Phase one of our investment campaign, offering our first investors the ability to share in our success through an annual share of our gross revenue as Eastcoasterdam expands.

AUGUST 2021
Phase Two Funding

Expanding our investment round to a larger group of investors, giving the greater New England community the ability to participate.

SEPTEMBER 2021
Continued Buildout of Facility

Continue buildout and expansion of construction, providing status updates to investors along the way.

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MARKET OVERVIEW AND STRATEGIC POSITIONING
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OUR SOURCE
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OUR PROCESS
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OUR PRODUCT
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Data Room
Intended Use of Funds
Target Raise
Maximum Raise
Build out $234,060
Mainvest Compensation $14,940
Total $249,000
Financial Forecasts
Year 1 Year 2 Year 3 Year 4 Year 5
Gross Sales $2,719,957 $4,817,369 $5,121,951 $5,871,494 $5,758,313

EXPENSES

Employee Wages $489,170 $623,004 $641,694 $660,945 $680,773
Operating Costs $450,690 $0 $0 $0 $0
Packaging $20,000 $0 $0 $0 $0
Facility Expenses $267,910 $0 $0 $0 $0
State Excise and Sales Tax $543,991 $0 $0 $0 $0
Operating Profit $948,196 $4,194,365 $4,480,257 $5,210,549 $5,077,540
This information is provided by Eastcoasterdam Gardens. Mainvest never predicts or projects performance, and has not reviewed or audited this financial forecast. Please see below for additional risk disclosures.
Documents
Investor Agreement
2019 Balance Sheet
2019 Income Statement
2020 Balance Sheet
2020 Income Statement
Architectural Renderings.pdf
Investment Round Status
Target Raise $249,000
Maximum Raise $250,000
Amount Invested $0
Investors 0
Investment Round Ends July 13, 2021
Summary of Terms
Legal Business Name Mantis Management Group, LLC
Investment Structure Revenue Sharing Note
Investment Multiple 3×
Business’s Revenue Share 1%
Minimum Investment Amount $100
Repayment Schedule Annual
Securitization None
Maturity Date December 31, 2032
Risk Factors
You Might Lose Your Money

When you buy a certificate of deposit from a bank, the Federal government (through the FDIC) guarantees you will get your money back. Buying a Note is not like that at all. The ability of Eastcoasterdam Gardens to make the payments you expect, and ultimately to give you your money back, depends on a number of factors, including many beyond our control.

Limited Services

Eastcoasterdam Gardens operates with a very limited scope, offering only particular services to potential clients, making them vulnerable to changes in customer preferences.

Lack of Accounting Controls

Larger companies typically have in place strict accounting controls. Smaller companies typically lack these controls, exposing themselves to additional risk.

Competition

The market in which we operate is highly competitive and could become increasingly competitive with new entrants in the market. Eastcoasterdam Gardens competes with many other businesses, both large and small, on the basis of quality, price, location, and customer experience. Changes in customer preference away from Eastcoasterdam Gardens's core business or the inability to compete successfully against the with other competitors could negatively affect Eastcoasterdam Gardens's financial performance.

Reliance on Management

As a securities holder, you will not be able to participate in Eastcoasterdam Gardens's management or vote on and/or influence any managerial decisions regarding Eastcoasterdam Gardens. Furthermore, if the founders or other key personnel of Eastcoasterdam Gardens were to leave Eastcoasterdam Gardens or become unable to work, Eastcoasterdam Gardens (and your investment) could suffer substantially.

Financial Forecasts Risks

The financial forecasts provided by us herein are reasonable forecasts by us based upon assumption of stable economic conditions and other various assumptions regarding operations. The validity and accuracy of these assumptions will depend in large part on future events over which Eastcoasterdam Gardens and the key persons will have no control. Changes in assumptions or their underlying facts could significantly affect the forecasts. To the extent that the assumed events do not occur, the outcome may vary significantly from the projected outcomes. Consequently, there can be no assurance that the actual operating results will correspond to the forecasts provided herein. Additionally, Eastcoasterdam Gardens is a newly established entity and therefore has no operating history from which forecasts could be projected with.

Inability to Sell Your Investment

The law prohibits you from selling your securities (except in certain very limited circumstances) for 12 months after you acquire them. Even after that one-year period, a host of Federal and State securities laws may limit or restrict your ability to sell your securities. Even if you are permitted to sell, you will likely have difficulty finding a buyer because there will be no established market. Given these factors, you should be prepared to hold your investment for its full term.

The Company Might Need More Capital

Eastcoasterdam Gardens might need to raise more capital in the future to fund/expand operations, buy property and equipment, hire new team members, market its services, pay overhead and general administrative expenses, or a variety of other reasons. There is no assurance that additional capital will be available when needed, or that it will be available on terms that are not adverse to your interests as an investor. If Eastcoasterdam Gardens is unable to obtain additional funding when needed, it could be forced to delay its business plan or even cease operations altogether.

Changes in Economic Conditions Could Hurt Eastcoasterdam Gardens

Factors like global or national economic recessions, changes in interest rates, changes in credit markets, changes in capital market conditions, declining employment, changes in real estate values, changes in tax policy, changes in political conditions, and wars and other crises, among other factors are unpredictable and could negatively affect Eastcoasterdam Gardens's financial performance or ability to continue to operate. In the event Eastcoasterdam Gardens ceases operations due to the foregoing factors, it can not guarantee that it will be able to resume operations or generate revenue in the future.

No Registration Under Securities Laws

The Notes will not be registered with the SEC or the securities regulator of any State. Hence, neither Eastcoasterdam Gardens nor the Notes will be subject to the same degree of regulation and scrutiny as if they were registered.

Incomplete Offering Information

Title III does not require us to provide you with all the information that would be required in some other kinds of securities offerings, such as a public offering of shares (for example, publicly-traded firms must generally provide investors with quarterly and annual financial statements that have been audited by an independent accounting firm). Although Title III does require extensive information, it is possible that you would make a different decision if you had more information.

Lack of Ongoing Information

Eastcoasterdam Gardens will be required to provide some information to investors for at least 12 months following the offering. However, this information is far more limited than the information that would be required of a publicly-reporting company; and Eastcoasterdam Gardens is allowed to stop providing annual information in certain circumstances.

Uninsured Losses

Although Eastcoasterdam Gardens will carry some insurance, Eastcoasterdam Gardens may not carry enough insurance to protect against all risks to the business. Additionally, there are some kinds of risks that are very difficult or impossible to insure against, at least at a reasonable cost. Therefore, Eastcoasterdam Gardens could incur an uninsured loss that could damage its business.

Changes in Laws

Changes in laws or regulations, including but not limited to zoning laws, environmental laws, tax laws, consumer protection laws, securities laws, antitrust laws, and health care laws, could negatively affect Eastcoasterdam Gardens's financial performance or ability to continue to operate. Specifically, any additional regulation on the industry could significantly negatively affect the business.

Conflict of Interest With Companies and Their Management

In many ways, your interests and the interests of Eastcoasterdam Gardens's management will coincide: you both want Eastcoasterdam Gardens to be as successful as possible. However, your interests might be in conflict in other important areas, including these: You might want Eastcoasterdam Gardens to act conservative to make sure they are best equipped to repay the Note obligations, while Eastcoasterdam Gardens might prefer to spend aggressively to invest in the business. You would like to keep the compensation of managers low, while managers want to make as much as they can.

Future Investors Might Have Superior Rights

If Eastcoasterdam Gardens needs more capital in the future and takes on additional debt or other sources of financing, the new investors might have rights superior to yours. For example, they might have the right to be paid before you are, to receive larger distributions, to have a greater voice in management, or otherwise.

The Company is Not Subject to the Corporate Governance Requirements of the National Securities Exchanges

Any company whose securities are listed on a national stock exchange (for example, the New York Stock Exchange) is subject to a number of rules about corporate governance that are intended to protect investors. For example, the major U.S. stock exchanges require listed companies to have an audit committee made up entirely of independent members of the board of directors (i.e., directors with no material outside relationships with Eastcoasterdam Gardens or management), which is responsible for monitoring Eastcoasterdam Gardens's compliance with the law. Eastcoasterdam Gardens will not be required to implement these and other investor protections.

You Have a Limited Upside

Notes include a maximum amount you can receive. You cannot receive more than that even if Eastcoasterdam Gardens is significantly more successful than your initial expectations.

You Do Have a Downside

Conversely, if Eastcoasterdam Gardens fails to generate enough revenue, you could lose some or all of your money.

Payments and Return Are Unpredictable

Because your payments are based on the revenue of Eastcoasterdam Gardens, and the revenue of Eastcoasterdam Gardens can go up or down (or even disappear altogether) unpredictably, it is impossible to predict how much you will receive and when. And because the payments are unpredictable, so is your ultimate return.

The Notes Are Unsecured and Uninsured

The Notes are not secured by any collateral, nor are they guaranteed or insured by the FDIC or any other entity.

Subordination

The Notes shall be subordinated to all indebtedness of Eastcoasterdam Gardens to banks, commercial finance lenders, leasing and equipment financing institutions, and/or other institutions regularly engaged in the business of lending money.

Lack of Guaranty

The Notes are not personally guaranteed by any of the founders or any other person.

Limitation of Individual Rights in Event of Default

In the event of a default under the Notes, you will not be able to enforce your rights individually (for example, by bringing a lawsuit). Instead, a representative will be appointed according to the procedures set forth in the Note Indenture. It's possible that you will not like the representative, or that the representative will do things you believe are wrong or misguided. If an event of default has occurred and a representative has been appointed, all of the representative's reasonable expenses must be paid before any further payments are made with respect to the Notes.

COVID-19 Impact

The ongoing COVID-19 pandemic may impact the Company's ability to generate revenue and/or continue operations. If operations are ceased due to COVID-19 restrictions, the Company can not guarantee that it will resume operations in the future.

This information is provided by Eastcoasterdam Gardens. Mainvest never predicts or projects performance, and has not reviewed or audited this information. For additional information, review the official Form C filing with the Securities and Exchange Commission on the EDGAR website. This is a preview. It will become public when you start accepting investment.

Investor Discussion

Eastcoasterdam Gardens isn't accepting investments right now, but is trying to get a sense of how they should structure their offering. You will not need to provide any money, and we won't be accepting money or selling securities, until all of its forms with the SEC and you have no obligation to ultimately invest. All investments will must be done through Mainvest.com. Once the offering goes live, you'll be able to invest if you so choose.

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